SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROOKFIELD BUSINESS PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16234109

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416)956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 72,934,755*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 72,934,755*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,934,755*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 79.3%

14	Type of Reporting Person (See Instructions) CO

*This amount includes 48,150,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,051

	8	Shared Voting Power 72,934,755*

	9	Sole Dispositive Power 19,051

	10	Shared Dispositive Power 72,934,755*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 72,953,806*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 79.3%

14	Type of Reporting Person (See Instructions) CO

*This amount includes 48,150,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,748,250

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,748,250

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,748,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 56.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,926,195*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,926,195*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,926,195*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.9%

14	Type of Reporting Person (See Instructions) PN

*Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BUSC FINANCE LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,224,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,224,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,224,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 71.1%

14	Type of Reporting Person (See Instructions) OO

*Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1	SCHEDULE 13D

Explanatory Note

This title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the limited partnership units (the “Units”) of Brookfield Business Partners LP (“BBU”), a limited partnership formed under the laws of Bermuda. The principal executive offices of BBU are located at 73 Front Street, Hamilton, HM 12, Bermuda.

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Item 2.         Identity and Background

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)                Brookfield Asset Management Inc. (“BAM”), a corporation formed under the laws of the Province of Ontario;

(ii)             Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of BAM, representing 100% of such shares, and 867,495 Class A limited voting shares of BAM, representing approximately 0.1% of such shares;

(iii)          Brookfield Private Equity Direct Investments Holdings LP (“BPED”), a limited partnership formed under the laws of Manitoba and a wholly-owned subsidiary of BAM;

(iv)         Brookfield Private Equity Group Holdings LP (“BPEG”), a limited partnership formed under the laws of Manitoba and a wholly-owned subsidiary of BAM; and

(v)            BUSC Finance LLC (“BUSC Finco”), a limited liability company formed under the laws of Delaware and a wholly-owned subsidiary of BAM.

Schedule I hereto, with respect to BAM, Schedule II hereto, with respect to Partners, Schedule III hereto, with respect to BPED, Schedule IV hereto, with respect to BPEG, and Schedule V hereto, with respect to BUSC Finco, set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and the principal business address of each Scheduled Person.

(b) The principal business address of each of BAM, Partners, BPED and BPEG is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of BUSC Finco is 250 Vesey Street, 15th Floor, New York, NY 10281-1023.

(c) The principal business of BAM is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners is that of a holding company. The principal business of each of BPED, BPEG and BUSC Finco is to serve as a special purpose entity for the purpose of making investments, including in BBU.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedules I through V hereto set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 3.         Source and Amount of Funds or Other Consideration

On June 20, 2016, BAM effected a spin-off of BBU (the “spin-off”). The spin-off was implemented by way of a special dividend of an approximate 21.4% interest in BBU to holders of BAM’s Class A and Class B limited voting shares. Each holder of BAM Class A and Class B shares received approximately 1 Unit for every 50 Class A limited voting shares or Class B limited voting shares of BAM held, less applicable withholding taxes.

See also Item 5.

CUSIP No. G16252 10 1	SCHEDULE 13D

Item 4.         Purpose of Transaction

See Item 3 and Item 5.

BAM from time to time purchases the publicly traded shares of its subsidiaries and affiliates when these are available on the market at an attractive price relative to their value. BAM may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. BAM reserves the right to take actions to influence the management of BBU should it deem such actions appropriate. Partners, BAM and BAM’s wholly-owned subsidiaries will hold their respective investments in BBU and Brookfield Business L.P., a limited partnership formed under the laws of Bermuda (“Holding LP”), on a continuing basis and such holdings may be increased or decreased in the future.

Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)         the acquisition by any person of additional securities of BBU, or the disposition of securities of BBU;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BBU or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of BBU or any of its subsidiaries;

(d)         any change in the present board of directors or management of BBU, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of BBU;

(f)           any other material change in BBU ‘s business or corporate structure;

(g)          changes in BBU ‘s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of BBU by any person;

(h)         causing a class of securities of BBU to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of BBU becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer

(a)-(b) As of the date hereof, BAM may be deemed to be the beneficial owner of 24,784,254 Units and Partners may be deemed to be the beneficial owner of 24,803,305 Units, and such Units constitute approximately 56.5% and 56.6%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of June 20, 2016. In addition, BAM holds, indirectly through BPEG and BUSC Finco, an aggregate of 48,150,497 redemption-exchange units of Holding LP. Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Holding LP and approximately 52.3% of the Units assuming that all of the redemption-exchange units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of 72,934,755 Units and Partners may be deemed to be the beneficial owner of 72,953,806 Units, and such Units would constitute approximately 79.3% of the issued and outstanding Units based on the number of Units outstanding as of June 20, 2016. The redemption-exchange units of Holding LP and the redemption-exchange mechanism are more fully described in BBU’s Prospectus filed pursuant to Rule 424(b)(3) with the SEC on May 13, 2016. The Units deemed to be beneficially owned by BAM include 24,784,250 Units beneficially owned by BPED, 13,926,195 redemption-exchange units of Holding LP beneficially owned by BPEG, and 34,224,302 redemption-exchange units of Holding

CUSIP No. G16252 10 1	SCHEDULE 13D

LP beneficially owned by BUSC Finco. The Units deemed to be beneficially owned by Partners include 19,051 Units beneficially owned by Partners and the Units deemed to be beneficially owned by BAM. Partners may be deemed to have shared power with BAM to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 19,051 Units with respect to which Partners has sole voting and investment power.

(c) Other than as described in Item 3, (i) none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Units during the past sixty (60) days.

(d) No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Units.

(e) Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

BAM entered into a registration rights agreement dated as of June 1, 2016 with BBU with respect to all of the Units held by BAM or its wholly-owned subsidiaries.

The information set forth in Item 2 and 3 hereto is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated June 30, 2016, among Brookfield Asset Management Inc., Partners Limited, Brookfield Private Equity Direct Investments Holdings LP, Brookfield Private Equity Group Holdings LP, and BUSC Finance LLC.

Exhibit 2

Registration Rights Agreement, dated June 1, 2016, between Brookfield Business Partners L.P. and Brookfield Asset Management Inc. (filed as exhibit 99.2 of the Registrant’s Form 6-K filed with the Securities and Exchange Commission on June 22, 2016).

CUSIP No. G16252 10 1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2016

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Derek E. Gorgi
	Name:	Derek E. Gorgi
	Title	Assistant Secretary

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS
LP, by its general partner, BROOKFIELD PRIVATE
EQUITY INC.

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title	Senior Vice-President & Secretary

BROOKFIELD PRIVATE EQUITY DIRECT
INVESTMENTS HOLDINGS LP, by its general partner,
BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title	Senior Vice-President & Secretary

BUSC FINANCE LLC

By:	/s/ Mark Srulowitz
	Name:	Mark Srulowitz
	Title	Director

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Angela F. Braly	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada

Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian W. Kingston, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder, Director and Vice Chairman of Rogers Communications Inc.	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A.

George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada
Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
George E. Myhal, Director	Partners Value Investments Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO, Partners Value Investments Inc.	Canada
Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Samuel J.B. Pollock, Director	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Tony E. Rubin, Treasurer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Accountant, Brookfield	Canada
Lorretta Corso, Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada
Derek Gorgi, Assistant Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield	Canada

SCHEDULE III

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Managing Partner	Canadian

Aaron Kline, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President, Tax	Canadian

Jaspreet Dehl, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canadian

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canadian

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Managing Partner	Canadian

Aaron Kline, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President, Tax	Canadian

Jaspreet Dehl, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canadian

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canadian

SCHEDULE V

BUSC FINANCE LLC

Name and Position of Officer or Manager	Principal Business Address	Principal Occupation or Employment	Citizenship
Mark Srulowitz, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A.

Jordan Kolar, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Tax	U.S.A.

Josh Zinn, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President	Australian

Mabel Wong, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Vice President, Finance	Canadian